UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MIME, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      May 17, 2016

Physical address of issuer
915 Broadway Street, Suite 112, Vancouver, WA 98660

Website of issuer
https://www.getmime.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Promissory Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 19, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$418,065	$183,215
Cash & Cash Equivalents	$223,646	$165,304
Accounts Receivable	N/A	N/A
Short-term Debt	$316,949	$67,459
Long-term Debt	$345,000	$200,000
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($159,640)	($34,959)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 29, 2020

MIME, Inc.



Up to $1,070,000 of Series Seed Preferred Stock

MIME, Inc. ("MIME", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible Promissory Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 19, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by March 19, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 12, 2021 will be permitted to increase their subscription amount at any time on or before March 19, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 12, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 19, 2021 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.getmime.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/mime

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

MIME, Inc. ("the Company") was incorporated on May 17, 2016 under the laws of the State of Delaware, and is headquartered in Vancouver, Washington. The Company has developed proprietary technology to provide facial detection and unique skin tone color extraction to power recommendations of color cosmetics for the beauty industry.

The Company is located at 915 Broadway Street, Suite 112, Vancouver, WA 98660.

The Company's website is https://www.getmime.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/mime and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Promissory Notes being offered	$25,000
Maximum amount of Convertible Promissory Notes	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	March 19, 2021
Use of proceeds	See the description of the use of proceeds on page11 hereof.
Voting Rights	See the description of the voting rights on pages 11, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company's cash position is relatively weak. The Company currently has only $29,950 in cash balances as of December 17, 2020. This equates to about one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The company has conducted related party transactions. During the year ended December 31, 2018, a shareholder of the Company advanced $6,483 in funds for operations. These advances bear interest at a rate of 1.50% per annum. The advances and any accrued interest outstanding are payable to the shareholder within ten business days after the shareholder makes a written request for repayment. As of December 31, 2019, and 2018, the amount of advances outstanding equals $55,768, and is recorded under 'Related party demand note payable' on the balance sheets.

During the year ended December 31, 2019, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $958, and are recorded under 'Receivables – related party' on the balance sheets.

During the year ended December 31, 2019, the Company issued a Convertible Promissory Note to a shareholder for proceeds of $15,000 bearing interest at a rate of 5.00% per annum. As of December 31, 2019, the Convertible Promissory Note balance outstanding is $15,000, and is recorded under 'Related party Convertible Promissory Notes payable' on the balance sheets.

During 2020, a shareholder of the Company advanced $39,000 in funds for operations. These advances bear interest at a rate of 1.50% per annum.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $244,154 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In July 2020, the Company received loan proceeds of $22,082 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a promissory note, dated July 7, 2020, between the Company and Fundbox, as the lender, matures on July 7, 2025, and bears interest at a fixed rate of 1% per annum. some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act.

The Company has issued Convertible Promissory Notes payable. The Company issued a total of ten Convertible Promissory Notes payable for cash proceeds of $565,000 between August 9, 2018 and September 25, 2019, including one Convertible Promissory Note issued to a shareholder for proceeds of $15,000. The securities are all convertible into preferred or common shares of the Company, bear interest at a rate of 5.00% per annum and mature 18 months from the date of issuance, as defined in the individual agreements. For conversion mechanics and more information, see Exhibit B Reviewed Financials.

The Company issued a total of six Convertible Promissory Notes payable for cash proceeds of $60,000 between February 11, 2020 and November 5, 2020 including a Convertible Promissory Note issued to a shareholder in the amount of $7,000.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $20,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 5, 2020. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance. Such notes may also be senior to and have different terms from your Convertible Promissory Note. Additionally, these investors may amend their note separately from your Convertible Promissory Note.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

Risks Related to the Securities

The Convertible Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Promissory Notes. Because the Convertible Promissory Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Promissory Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Promissory Notes may also adversely affect the price that you might be able to obtain for the Convertible Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Promissory Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Promissory Notes reach their maturity date, investors (by a decision of the Convertible Promissory Note holders holding a majority of the principal amount of the outstanding Convertible Promissory Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Promissory Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Promissory Note. The Convertible Promissory Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Promissory Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Promissory Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Promissory Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Promissory Note. Those provisions apply to claims regarding this Offering, the Convertible Promissory Notes, and possibly the securities into which the Convertible Promissory Note are convertible. Under those provisions, disputes under the Convertible Promissory Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS
Even during a pandemic, Amazon saw a 65% YoY growth in beauty sales. The "new normal" of shopping has been changed forever and customers require a personalized shopping experience when color-accuracy matters most: when matching their own skin tone.

Business Plan
Have you ever tried to purchase something online and when it arrived, it was the wrong color? Imagine trying to shop online for a product that is meant to be the same color as your skin, but when you open the package it's not even close - making you lose all confidence in your purchase. That's the problem with trying to find your foundation color online. Finding the perfect color is such a problem that over 3 million people search "how to match my foundation" and other related inquiries on Google alone.

MIME created its first product, a foundation shade finder, to solve this problem. The shade finder asks the shopper a few questions, asks them to upload a photo of their face, and then aims to provide the most accurate shade match for any makeup brand. MIME's shade finder is so accurate that we recently increased a major European retailer's purchase conversion rate by 5x in a 20-day period.

MIME has attracted attention from major brands and retailers around the world, while also replacing many competitor solutions due to its accuracy and plug & play ease of integration. MIME has major investments from a leading European retailer, Cult Beauty Ltd (like an online Sephora for Europe) and their executive team.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries	40%	40%	25%
Sales & Marketing	35%	35%	50%
Operations	20%	20%	20%

Intellectual Property	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Christopher Merkle	Founder, President & CEO	MIME, Founder, President & CEO, Responsibilities include: -Overall sales and marketing -Overall management of Company -Lead research and development team -Define process to optimize customer onboarding and success -Fundraising and overall operations

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	2,700,000	Yes	N/A	90%	N/A
Options	300,000	No	N/A	10%	N/A

The Company has the following debt outstanding:

The Company has $625,000 in outstanding Convertible Promissory Notes. The Company issued a total of ten Convertible Promissory Notes payable for cash proceeds of $565,000 between August 9, 2018 and September 25, 2019, including one Convertible Promissory Note issued to a shareholder for proceeds of $15,000. The securities are all convertible into preferred or common shares of the Company, bear interest at a rate of 5.00% per annum and mature 18 months from the date of issuance, as defined in the individual agreements. For conversion mechanics and more information, see Exhibit B Reviewed Financials. The Company issued a total of six Convertible Promissory Notes payable for cash proceeds of $60,000 between February 11, 2020 and November 5, 2020 including a Convertible Promissory Note issued to a shareholder in the amount of $7,000.

The Company has approximately $98,209 in related party loans. During the year ended December 31, 2018, a shareholder of the Company advanced $6,483 in funds for operations. These advances bear interest at a rate of 1.50% per annum. The advances and any accrued interest outstanding are payable to the shareholder within ten business days after the shareholder makes a written request for repayment. As of December 31, 2019, and 2018, the amount of advances outstanding equals $55,768, and is recorded under 'Related party demand note payable' on the balance sheets. During the year ended December 31, 2019, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $958, and are recorded under 'Receivables – related party' on the balance sheets. During the year ended December 31, 2019, the Company issued a Convertible Promissory Note to a shareholder for proceeds of $15,000 bearing interest at a rate of 5.00% per annum. As of December 31, 2019, the Convertible Promissory Note balance outstanding is $15,000, and is recorded under 'Related party Convertible Promissory Notes payable' on the balance sheets. During 2020, a shareholder of the Company advanced $39,000 in funds for operations. These advances bear interest at a rate of 1.50% per annum.

In July 2020, the Company received loan proceeds of $22,082 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a promissory note, dated July 7, 2020, between the Company and Fundbox, as the lender, matures on July 7, 2025, and bears interest at a fixed rate of 1% per annum. some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Merkle	2,700,000 Common Shares	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
MIME, Inc. ("the Company") was incorporated on May 17, 2016 under the laws of the State of Delaware, and is headquartered in Portland, Oregon. The Company has developed proprietary technology to provide facial mapping and skin analysis in determining an individual's exact foundation shade match.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $29,950 in cash on hand as of December 17, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	December 2019	4(a)(b)	Convertible Promissory Notes	$600,000	Working Capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Promissory Notes.

The Convertible Promissory Notes sold in this Offering may convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Promissory Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place as a result of the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, subject to a $7,000,000 valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a reduced valuation cap of $6,000,000.

Until the earlier of the qualified equity financing, a corporate transaction, or conversion or repayment of the Convertible Promissory Notes on or after the maturity date, the Convertible Promissory Notes accrue an annual interest rate of 5%, compounded annually.

The securities into which the Convertible Promissory Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Promissory Notes in the Regulation D offering convert under similar terms to the Convertible Promissory Notes in this offering.

Dilution
Even once the Convertible Promissory Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Convertible Promissory Notes into shares. Typically, the terms of Convertible Promissory Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Convertible Promissory Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Convertible Promissory Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Convertible Promissory Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Convertible Promissory Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the year ended December 31, 2018, a shareholder of the Company advanced $6,483 in funds for operations. These advances bear interest at a rate of 1.50% per annum. The advances and any accrued interest outstanding are payable to the shareholder within ten business days after the shareholder makes a written request for repayment. At both December 31, 2019 and 2018, the amount of advances outstanding equals $55,768, and is recorded under 'Related party demand note payable' on the balance sheets.

During the year ended December 31, 2019, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $958, and are recorded under 'Receivables – related party' on the balance sheets.

During the year ended December 31, 2019, the Company issued a Convertible Promissory Note to a shareholder for proceeds
of $15,000 bearing interest at rate of 5.00% per annum. At December 31, 2019, the Convertible Promissory Note balance
outstanding is $15,000, and is recorded under 'Related party Convertible Promissory Notes payable' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Convertible Promissory Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Convertible Promissory Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor

3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Merkle

_____
(Signature)

Christopher Merkle

_____
(Name)

CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Merkle

_____
(Signature)

Christopher Merkle

_____
(Name)

CEO

_____
(Title)

December 29, 2020

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



MIME, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

MIME, INC.

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of MIME, Inc.
Portland, Oregon

We have reviewed the accompanying financial statements of MIME, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

November 13, 2020

MIME, INC.

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

		2019		2018
Assets				
Current assets				
Cash and cash equivalents	$	223,646	$	165,304
Related party receivables		958		-
Total current assets		224,604		165,304
Intangible assets, net		193,461		17,911
Total assets	$	418,065	$	183,215
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	15,872	$	6,958
Accrued interest		22,025		4,733
Accrued expenses		3,284		-
Related party demand note payable		55,768		55,768
Convertible notes payable, current portion		220,000		-
Total current liabilities		316,949		67,459
Related party convertible note payable, noncurrent portion		15,000		-
Convertible notes payable, noncurrent portion		330,000		200,000
Total liabilities		661,949		267,459
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 2,700,000 shares issued				
and outstanding at December 31, 2019 and 2018		270		270
Additional paid-in capital		-		-
Accumulated deficit		(244,154)		(84,514)
Total stockholders' equity		(243,884)		(84,244)
Total liabilities and stockholders' equity	$	418,065	$	183,215

See independent accountants' review report and accompanying notes to the financial statements.

MIME, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Sales, net	$ -	$ -
Operating expenses		
Payroll and related expenses	71,134	360
Rent	24,070	6,045
Professional fees	20,283	11,500
General and administrative	16,444	12,321
Travel	6,541	-
Advertising and marketing	3,123	-
Total operating expenses	141,595	30,226
Loss from operations	(141,595)	(30,226)
Other expense		
Interest expense	(18,045)	(4,733)
Total other expense	(18,045)	(4,733)
Net loss before income taxes	(159,640)	(34,959)
Provision for income taxes	-	-
Net loss	$ (159,640)	$ (34,959)

See independent accountants' review report and accompanying notes to the financial statements.

MIME, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Accumulated Earnings (Deficit)		Total Stockholders' Equity
Balance on December 31, 2017	2,700,000	$	270	$	-	$	(49,555)	$	(49,285)
Stock-based compensation	-		-		-		-		-
Net loss	-		-		-		(34,959)		(34,959)
Balance on December 31, 2018	2,700,000		270		-		(84,514)		(84,244)
Stock-based compensation	-		-		-		-		-
Net loss	-		-		-		(159,640)		(159,640)
Balance on December 31, 2019	2,700,000	$	270	$	-	$	(244,154)	$	(243,884)

See accountants' review report and accompanying notes to the financial statements.

MIME, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (159,640)	$ (34,959)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Stock-based compensation	-	-
Changes in operating assets and liabilities:		
Related party receivables	(958)	-
Accounts payable	8,914	6,958
Accrued interest	17,292	4,733
Accrued expenses	3,284	-
Net cash used by operating activities	(131,108)	(23,268)
Cash flows from investing activities		
Payments to develop and obtain software	(175,550)	(17,911)
Net cash used by investing activities	(175,550)	(17,911)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	350,000	200,000
Proceeds from related party convertible notes payable	15,000	-
Related party demand note payable	-	6,483
Net cash provided by financing activities	365,000	206,483
Net decrease in cash and cash equivalents	58,342	165,304
Cash and cash equivalents, beginning	165,304	-
Cash and cash equivalents, ending	$ 223,646	$ 165,304
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MIME, Inc. ("the Company") was incorporated on May 17, 2016 under the laws of the State of Delaware, and is headquartered in Portland, Oregon. The Company has developed proprietary technology to provide facial mapping and skin analysis in determining an individual's exact foundation shade match.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019 and 2018.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $3,123 and $0 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 10,513	$ 13,998
Total deferred tax asset	10,513	13,998
Valuation allowance	(10,513)	(13,998)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 13, 2020, the date these financial statements were available to be issued.

The Company issued a total of six convertible notes payable for cash proceeds of $60,000 between February 11, 2020 and November 5, 2020 including a convertible note issued to a shareholder in the amount of $7,000.

During 2020, a shareholder of the Company advanced $20,000 in funds for operations. These advances bear interest at a rate of 1.50% per annum.

The Company granted 30,000 stock options on March 6, 2020 and an additional 126,578 stock options on November 11, 2020.

In July 2020, the Company received loan proceeds of $22,082 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a promissory note, dated July 7, 2020, between the Company and Fundbox, as the lender, matures on July 7, 2025, and bears interest at a fixed rate of 1% per annum. some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $244,154 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Software	$ 193,461	$ 17,911
Accumulated amortization	-	-
Intangible assets, net	$ 193,461	$ 17,911

There was no amortization expense for the years ended December 31, 2019 and 2018 as related software was not yet placed into service.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, a shareholder of the Company advanced $6,483 in funds for operations. These advances bear interest at a rate of 1.50% per annum. The advances and any accrued interest outstanding are payable to the shareholder within ten business days after the shareholder makes a written request for repayment. At both December 31, 2019 and 2018, the amount of advances outstanding equals $55,768, and is recorded under 'Related party demand note payable' on the balance sheets.

During the year ended December 31, 2019, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $958, and are recorded under 'Receivables – related party' on the balance sheets.

During the year ended December 31, 2019, the Company issued a convertible note to a shareholder for proceeds of $15,000 bearing interest at rate of 5.00% per annum. At December 31, 2019, the convertible note balance outstanding is $15,000, and is recorded under 'Related party convertible notes payable' on the balance sheets.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of ten convertible notes payable for cash proceeds of $565,000 between August 9, 2018 and September 25, 2019, including one convertible note issued to a shareholder for proceeds of $15,000. The securities are all convertible into preferred or common shares of the Company, bear interest at a rate of 5.00% per annum and mature 18 months from the date of issuance, as defined in the individual agreements. The notes payable balances on these ten notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $750,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $750,000 purchase, or the price per share implied by a $6,000,000 pre-money valuation on a fully diluted basis.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into the most senior equity securities of the Company at the price per share implied by a $6,000,000 pre-money valuation on a fully diluted basis.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price per share implied by a $4,000,000 pre-money valuation on a fully diluted basis.

Future minimum principal payments as of December 31, 2019 are as follows:

2020	$ 220,000
2021	345,000
	$ 565,000

The Company recognized interest expense of $18,045 and $4,733 during the years ended December 31, 2019 and 2018, respectively, including $788 and $1,036 in interest on related party borrowings during the years then ended.

NOTE 6 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 3,000,000, $.0001 par value, shares of common stock authorized, with 2,700,000 shares issued and outstanding. There were no common stock transactions during the two years ending December 31, 2019.

NOTE 7 – OPERATING LEASE

The Company leased certain office space to be used in operations during the two-year period ended December 31, 2019. The related lease agreement terms were originally set to expire September 2020. The Company terminated the operating lease as of February 29, 2020. Rental payments made under the operating lease agreement equaled $4,000 for the year ended December 31, 2020. The Company entered into a new six-month office space lease effective July 31, 2020 for $600 per month.

For the years ended December 31, 2019 and 2018, the Company recognized rent expense of $24,070 and $6,045, respectively.

NOTE 8 – STOCK OPTIONS

During 2017, the Company executed the 2017 Stock Incentive Plan, which reserved 300,000 common shares to be issued in the form of shares, restricted shares, or stock options. The Company granted 33,835 stock options during the year ended December 31, 2019. No options were exercised during the two years ended December 31, 2019. At December 31, 2019 and 2018, there were vested stock options of 8,485 and 0, respectively.

The Company utilizes price per share for common stock issued in 2017 to value the share price of the Company's common stock, which the Company uses to value the options issued, resulting in stock-based compensation expense associated with vesting options of $1 as of December 31, 2019. At December 31, 2019, $2 of unrecognized stock compensation cost for stock options is expected to be recognized over the weighted average remaining life of 1.8 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	-	$ -	-
Granted	33,835	0.01	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2019	33,835	$ 0.01	1.8

EXHIBIT C
PDF of SI Website



mime
A LEADING AI PLATFORM FOR
PERFECT MAKEUP COLOR MATCHES - FOR EVERY SKINTONE



02

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MIME

A sales acceleration tool for the beauty industry.

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Disclaimer

This presentation may contain forward-looking statements and information relating to, among o
company, its business plan and strategy, and its industry. These statements reflect managemen
respect to future events based information currently available and are subject to risks and unce
cause the company's actual results to differ materially. Investors are cautioned not to place und
forward-looking statements as they contain hypothetical illustrations of mathematical principle
illustrative purposes, and they do not represent guarantees of future results, levels of activity, pe
achievements, all of which cannot be made. Moreover, no person nor any other person or entity
for the accuracy and completeness of forward-looking statements, and is under no duty to upd
to confo

$1,000	$7,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN MIME

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.getmime.com

MIME is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
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FAQs About Investing
Contact SeedInvest

Company Highlights

- Launched with Cult Beauty, a leading European beauty retailer, and Avon (South Africa)
- Increased a leading online beauty retailer's foundation purchase conversion rate by 5x in a 20-day period (from the retailer's reported 2.3% YTD average to 13.16%)
- Proprietary AI shade finder technology has achieved a ~70% shade satisfaction rate (based on a customer feedback survey)
- Received investment from partner, Cult Beauty, as well as several of its executives
- Named a Top 10 Personalization Solution Company by CIO Magazine in 2019

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $7,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Even during a pandemic, Amazon saw a 65% YoY growth in beauty sales. The "new normal" of shopping has been changed forever and customers require a personalized shopping experience when color-accuracy matters most: when matching their own skin tone.

Have you ever tried to purchase something online and when it arrived, it was the wrong color? Imagine trying to shop online for a product that is meant to be the same color as your skin, but when you open the package it's not even close - making you lose all confidence in your purchase. That's the problem with trying to find your foundation color online. Finding the perfect color is such a problem that over 3 million people search "how to match my foundation" and other related inquiries on Google alone.

MIME created its first product, a foundation shade finder, to solve this problem. The shade finder asks the shopper a few questions, asks them to upload a photo of their face, and then aims to provide the most accurate shade match for any makeup brand. MIME's shade finder is so accurate that we recently increased a major European retailer's purchase conversion rate by 5x in a 20-day period.

MIME has attracted attention from major brands and retailers around the world, while also replacing many competitor solutions due to its accuracy and plug & play ease of integration. MIME has major investments from a leading European retailer, Cult Beauty Ltd (like an online Sephora for Europe) and their executive team.

Gallery





MIME Shade Finder Demo

MIME Shade Finder Demo.

Find your perfect shade in under 30 seconds.

Media Mentions















GLOBAL COSMETIC INDUSTRY The Beauty Innovator's Resource | COSMETICS TECHNOLOGY | NEWBEAUTY | Beauty Independent | CIO APPLICATIONS | beautynury 화장품신문

Beauty Independent

The Team

Founders and Officers



Chris Merkle

CEO

 Executive Director and technical founder with 13 years of experience in architecting and delivering digital products to millions of people globally. Adept manager skilled in successfully recruiting, hiring, and training highly technical research and development teams. Proven record in managing product launches that increased: revenue, conversion rates, engagement and customer lifetime value.

Key Team Members

Rafael Toledo   **Anisha Matharu**   **Qiulin Chen**

Notable Advisors & Investors

Cult Beauty Ltd   **Murray Salmon**   **Bettina Wonsag**

Daniel Caplin   **Honghong Peng**   **Audrey Felli**

Mark Acker

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000

Target Minimum:	US $400,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $7,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While MIME has set an overall target minimum of US $400,000 for the round, MIME must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to MIME's Form C.
Regulation CF cap:	While MIME is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Intellectual Property
Sales & Marketing
Operations
Salaries

If Maximum Amount Is Raised

Intellectual Property
Sales & Marketing
Operations
Salaries

Investor Perks

Minimum $1,000 Investment:

- Receive a "Founder's Club" MIME branded hoodie (Limited to the first 100)

Minimum $10,000 Investment:

- All previous benefits

- Invitation to a virtual team meet & greet

- If you are a brand or retailer, we will credit your account up to $5,000 for launching a MIME integration + free support for 1 year (Limited to the first 20)

Minimum $50,000 Investment:

- All previous benefits

- Annual 1-on-1 with the Founder to discuss the future of MIME

Minimum $100,000 Investment:

- All previous benefits

- If you are a brand or retailer we will consider your investment towards a pilot of our technology on your website, mobile application or in-store integration (Limited to 2 only)

- Consideration for an Advisory position at MIME

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of MIME's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $600,000
Closed Date	Dec 9, 2019
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Market Landscape



Global color cosmetics yearly growth forecasts; only showing FOUNDATION estimates (not all products). Global growth figures reference: https://commonthreadco.com/blogs/coachs-corner/cosmetics-marketing-industry-trends

The figures above are an estimated 30% of yearly totals for foundation product segment. Please see referenced link for total global color cosmetics sales forecasts.

There is major demand from consumers who can no longer go into stores due to Covid lockdowns. As research shows up to a 35% decrease in beauty spending in 2020, the hunt for new beauty products has shifted to online (Amazon saw a 65% increase in beauty product sales during the first Covid wave). In a 5-year forecast, color cosmetics are expected to generate $89.3 billion globally.

We believe the "new normal" and the future of shopping for beauty will continue to be digital-first. Consumers will research and discover products online, and then will purchase wherever is most convenient: online or in-store same day. MIME can bring confidence to color and skin-tone related purchases that consumers have not had before.

MIME leads the way in product recommendations where color-accuracy matters most: your own skin.

MIME competitors include other SaaS providers who offer a shade matching tool for brands and retailers. Our immediate competitors include: "Perfect Corp", "Revieve", "Findation", "Match My Makeup" and newcomer "Slapp".

Our immediate target market are brands who sell foundation, concealer, and powder foundation either online or inside mobile apps. These customers will sell through online platforms like Shopify, Magento, BigCommerce, or a hybrid they have created internally.

To date, we've found the most success and traction outside of the USA over the past year in key markets: UK, South Africa, Australia and other parts of Europe.

Our pricing model grows with each brand: from small startup to enterprise - we offer a way to increase your conversions and revenue with MIME. Although some smaller brands may have lower volume of sales, they offer visibility of our brand on their website, they provide data for monetization and AI improvements and lead to other distribution integrations with larger retailers.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company's cash position is relatively weak. The Company currently has only $29,950 in cash balances as of December 17, 2020. This equates to about one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted related party transactions. During the year ended December 31, 2018, a shareholder of the Company advanced $6,483 in funds for operations. These advances bear interest at a rate of 1.50% per annum. The advances and any accrued interest outstanding are payable to the shareholder within ten business days after the shareholder makes a written request for repayment. As of December 31, 2019, and 2018, the amount of advances outstanding equals $55,768, and is recorded under 'Related party demand note payable' on the balance sheets.

During the year ended December 31, 2019, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $958, and are recorded under 'Receivables – related party' on the balance sheets.

During the year ended December 31, 2019, the Company issued a convertible note to a shareholder for proceeds of $15,000 bearing interest at a rate of 5.00% per annum. As of December 31, 2019, the convertible note balance outstanding is $15,000, and is recorded under 'Related party convertible notes payable' on the balance sheets.

During 2020, a shareholder of the Company advanced $20,000 in funds for operations. These advances bear interest at a rate of 1.50% per annum.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $244,154 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In July 2020, the Company received loan proceeds of $22,082 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a promissory note, dated July 7, 2020, between the Company and Fundbox, as the lender, matures on July 7, 2025, and bears interest at a fixed rate of 1% per annum. some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act.

The Company has issued convertible notes payable. The Company issued a total of ten convertible notes payable for cash proceeds of $565,000 between August 9, 2018 and September 25, 2019, including one convertible note issued to a shareholder for proceeds of $15,000. The securities are all convertible into preferred or common shares of the Company, bear interest at a rate of 5.00% per annum and mature 18-28 months from the date of issuance, as defined in the individual agreements. For conversion mechanics and more information, see Exhibit B Reviewed Financials.

The Company issued a total of six convertible notes payable for cash proceeds of $60,000 between February 11, 2020 and November 5, 2020 including a convertible note issued to a shareholder in the amount of $7,000.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's existing investors have not waived their pre-emptive rights and may exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $20,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on November 5, 2020. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance. Such notes may also be senior to and have different terms from your convertible note. Additionally, these investors may amend their note separately from your convertible note.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
〉 🗀 Financials (2 files)	Oct 22, 2020	Folder
〉 🗀 Fundraising Round (1 file)	Oct 22, 2020	Folder
〉 🗀 Investor Agreements (1 file)	Oct 22, 2020	Folder
〉 🗀 Miscellaneous (4 files)	Oct 22, 2020	Folder

Join the Conversation

Be the first to post a comment or question about MIME.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in MIME

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by MIME. Once MIME accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to MIME in exchange for your securities. At that point, you will be a proud owner in MIME.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, MIME has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record

2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now MIME does not plan to list these securities on a national exchange or another secondary market. At some point MIME may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when MIME either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is MIME's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the MIME's Form C. The Form C includes important details about MIME's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



A LEADING AI PLATFORM FOR
PERFECT MAKEUP COLOR MATCHES - FOR EVERY SKINTONE

mime

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our mission is to connect consumers to the perfect shade based on their complexion.

What others are saying about MIME:

A Beauty Discovery App for your Skin Tone

Ref: https://developer.walgreens.com/blog/do/flawless

Walgreens API Developer Blog

[MIME] could relegate swatching to the beauty history books

Rachel Brown
Editor, Beauty Independent

Ref: https://www.beautyindependent.com/selfies-skin-analysis/

MIME is a data and technology company for the beauty industry.

We don't physically sell or manufacture makeup.

To truly understand our value, you will need to know the basics of finding a foundation.

If you already know how to find & apply foundation please skip ahead to page 6.

If not, let's continue together...



What is Foundation?

Foundation is a type of makeup that is applied to the face to create an even, uniform color to the complexion, cover flaws and, sometimes, to change the natural skin tone.

Finding the perfect match to your skin tone is like the holy grail.

It's hard enough to find a match in a store when you have products in front of you. It's simply guessing when shopping online.

It's such a problem that...

There are 3+ million Google searches alone that relate to "how to match my foundation".



Why is it so hard to find the perfect shade?

Gone are the days when there were only 10 shades to choose from per product line.

To keep the discussion simple: the shades (colors) of foundation went from light to dark.

Foundations now go from 30-50, even 70 different shades (as shown to the right) with the brand FENTY's product line.

Foundation today includes a much broader range for diversity and inclusivity - as well as more subtle changes for undertones.

Can you find your shade?

*Photo from fentybeauty.com



LIGHT
100 105 110 120 130 140 145 150 160 170 180 185 190

MEDIUM
200 210 220 230 235 240 250 255 260 270 280 290

TAN
300 310 320 330 340 345 350 360 370 380 385 390

DEEP
400 410 420 430 440 445 450 460 470 480 490 495 498

Poor makeup matches are COSTLY to brands!

1	**76%** Average cart abandonment due to low confidence	x	**2-3%** Average conversion rate for cosmetics	=	**MILLIONS of Sales Lost**
2	**$39,520** Makeup artists answering online chat / support	x	**5** Estimated dedicated staff / year	=	**Up to $197,600 Wasted Yearly**
3	**6-10%** Average return rate for beauty	x	**> $20** Estimated price point of returned product	=	**MILLIONS OF $$$ RETURNED**

Although returns can be low, the highest priced items are the ones returned - resulting in high expense to the brand.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.1. https://www.metrilo.com/blog/beauty-brands-ecommerce-benchmarks, 2. https://www.linkedin.com/salary/makeup-artist-salaries-in-portland-oregon-area-at-mac-cosmetics, 3. https://www.beautyindependent.com/returns/

How customers purchased foundation in-store and online before MIME

In-Store
Meet with a makeup artist at Nordstrom or Bloomingdale's

Explore samples at Sephora or ULTA

Online
Email customer service or use chatbots for guidance

Purchase > 1 foundation at once and hope one of them matches, ouch!

Request samples from brands and sometimes pay for shipping


COVE
Trublend Hydrating Foundation Long-lasting hydration.
Trublend Matte Made Foundation 12-hour comfort matte and transfer-resistant.
Outlast All-Day Stay Fabulous
7.99
7.89
8.49
9.59

The current in-store experience

1. All of the models look very similar; not helpful at all

2. It is difficult to sample these products to begin with, since opening them creates health issues and inventory waste for the brand

3. The shade colors in the bottom right are not even close to the real product (and yes, they are in the right place)

4. This retailer does not have staff to help customers

**WHY NOW?
COVID-19
=
NO SAMPLING!**



Online is even harder...

1. The colors shown on a computer monitor or mobile device are rarely accurate; brands often Photoshop the hue and saturation to change the shade color instead of a real color analysis

Add in mobile devices with low battery or night time mode and all color accuracy is thrown out the window

Even worse, color perception makes it nearly impossible to know the difference in similar shades*

2. This brand offers free samples, costing them time, product and shipping costs

3. This brand allows customers to email OR call them to find a shade - completely disrupting their operations and wasting spend on employee time

*Please apply for our color scientist job if you can find your perfect shade in this scenario.


NTACT US FIND IN STORES
SIGN IN 0
$ 20.00
Ingredients List ›
COLOR
Pick your shade
1
QTY
1
ADD TO CART
Our long wearing shades, designed especially for women of color, fuse SCIENCE + TECHNOLOGY innovation to effortlessly enhance your complexion. This lightweight, crease-resistant, hypoallergenic and non-comedogenic formula, dries to a powder matte finish, lasts all day and keeps oil under control.
Benefits:
Weightless, crease resistant matte finish formula
Medium coverage that is buildable for greater concealment if needed
Comfortable all day wear that washes off effortlessly with any cleanser
Available in 25 true skin tone shades
Vegan and cruelty free
FREE SAMPLES AVAILABLE - learn how below
Need help finding your shade? Our makeup addicts can help you find your match! Please fill out the sample request form
https://forms.gle/8a ZDsKJgB7 and we will begin processing, Em
customerservice@h m or call us at [redacted]. Free samples available upon request.
2
3

MIME easily plugs into brand and retailer websites to accelerate their sales

Our next-generation shade finder has been designed from the ground up to be both scalable and portable; MIME can go wherever the end user is (like mobile, email, web, smart mirrors or displays, social, chat and more)

Our shade finder asks a few questions, has the user upload a selfie image, then gets to work analyzing within seconds

As of today we have ~70% shade match accuracy and our version 7 will aim to be 85%+

Accuracy is combination of survey filtering + AI from brands who have provided purchase data for validation.



6:03
shadefinder.avon.co.za
AVON
Home - Shade Finder - Step 1 / 8
How do you self-classify yo
complexion?
Fair
Light
Medium
Tan or Oliv
Dark / Rich
Deep
Next
Powered by mime

6:03
shadefinder.avon.co.za
AVON
Filter
Home - Shade Finder - Personalized Results
Accuracy: 91%
Best Match for Your Complexion and Coverage
AVON - Color Tend Real Matte Oil Control Pressed Powder - Light Medium
R85,00 - R125,00 Regular price
Choose This Shade
Your Match, But Darker
AVON - Color Trend BB Cream All In One Beauty Balm - Light Medium
R44,99 - R89,90 Regular price
1 Shade Darker
Choose Shade
Avon True Concealer Stick - Natural Light Medium
R85,00 - R125,00 Regular price
1 Shade Darker
Choose Shade

MIME accelerates sales in any channel for brands.



9:41 AM
Michelle
Hi, I need a new foundation! Think you can help me?
Sure, one second…
too many shades to choose!
Delivered
No problem I can help!
Try the new AVON shade finder & analysis tool here: bit.ly/a8dk4
This is amazing!

Share a MIME link within a text message



7:13
Your Personal AVON Skin Analysis
Inbox
Michelle 5:59pm
to me
AVON
Home - Shade Finder - Step 1 / 3
Michelle has invited you to the new AVON Skin Analysis tool.
Take the Quiz Now
Answer a few questions, take a selfie, and Hannah will find the BEST products just for you - instantly.
Got it, thanks!
Thank you!
Done.
Reply
Forward

Share MIME in email promotions



beauty.mebaby
37 Posts
60 Followers
172 Following
Michelle
Follow
Michelle's AVON Smart URL
shadefinder.avon.uk.com/michelle
AVON
Home - Shade Finder - Step 1 / 3
Michelle has invited you to the new AVON Skin Analysis tool.
Take the Quiz Now
Answer a few questions, take a selfie, and Hannah will find the BEST products just for you - instantly.

Share MIME in your Instagram bio or feed

How MIME has solved the problem with shade finders

1. We understand ambient light and the various factors that influence color analysis of skin

2. Our AI has been trained in a proprietary way to extract key pixel cluster information – aka: where to find the best skin tone

PATENT OPPORTUNITY

3. We remove highlights, shadows and other information that removes additional noise in analysis



Continued...

4. We then predict a base complexion range for the user

5. We look for pixel patterns and other LAB color markers that signal undertone and fine tune the results

6. We then synthesize the foundation on top of the user's skin sample; we believe we are the only company to know the change in color as the foundation absorbs into the skin

PATENT OPPORTUNITY

7. We then filter based on user input, preferences and more – and can map through thousands of SKUs all within seconds

Then our AI predictions get smarter over time with ratings, purchase data and new images.



7



5

4



Pro Filt'r Soft Matte Longwear Foundation – Color 430
by FENTY BEAUTY BY RIHANNA
- $35.00

- Cool undertone
- Full coverage
- Matte finish
- True Match



What the AI detects & analyzes

- AMBIENT / ENVIRONMENTAL LIGHT ANALYSIS
- BASE LAYER EXTRACTION
- SHADOW ANALYSIS
- HIGHLIGHT ANALYSIS
- DETECT CHANGES IN SKIN TONE PER REGION
- SURFACE LIGHT NORMALIZATION
- UNIQUE SKIN PIXEL SIGNATURE DETECTION

How MIME Makes Money Today

Emily searches for a foundation on a brand's website

Brands pay MIME a monthly platform fee starting at **$49 and $0.25/recommendation**

OR some brands prefer a **revenue share model starting at 5%**

shadefinder.avon.co.za
AVON
Filter
Home - Shade Finder - Personalized Results
Accuracy: 91%
Best Match for Your Complexion and Coverage
AVON - Color Tend Real Matte Oil Control Pressed Powder - Light Medium
R85,00 - R125,00 Regular price
Choose This Shade
Your Match, But Darker
AVON - Color Trend BB Cream All In One Beauty Balm - Light Medium
R44,99 - R89,90 Regular price
1 Shade Darker
Choose Shade

If Emily does not purchase anything, we have the license to monetize her data - with consent

We hedge data across multiple platforms and sell at a **premium CPM**

Current

LiveRamp

Future Partner Opportunities

EPSILON

snowflake

33across

Our SaaS Model with Data Monetization

SAAS: Pay to use platform

$49-4999/mo flat rate starting at $0.25 / recommendation (scales in tiers)

Rev Share: Pay when we both win

3-8% commission per purchase

Money Multiplier: Monetize Data

Current



Future Partnership Opportunities

CONVERSANT

 theTradeDesk

LOTAME

EPSILON™

snowflake®

33 across

CLTV $2.20 (2 year estimate)

Key Partners

… Give us Access to the world's hottest brands

cult BEAUTY

Customer,
Reseller - Global &
Pre-seed MIME Investor



virtual

Customer &
Reseller for EU
Access to 1000 customers*
*Future looking opportunity
in active discussion

NARS
HUDABEAUTY
Charlotte Tilbury
HOURGLASS
LAURA MERCIER PARIS | NEW YORK
UOMA BEAUTY
it COSMETICS™
BECCA
The Ordinary.
ANASTASIA BEVERLY HILLS
Too Faced COSMETICS
ud URBAN DECAY
BY TERRY PARIS
NUDESTIX
SHISEIDO

Current Large Scale Adoption



Partner					Outcome
cult BEAUTY Access to 35,000-80,000+ users per month	**Q4 2020:** **LAUNCHED!**	**Q1 2021** **Global PR &** **Rollout - EU**	**Q2 2021** **More Brands** **and Full Release**	**2021+** **Worldwide** **Growth**	**Revenue,** **Credibility,** **Brand** **Introductions**
AVON the company for women Access to 100,000+ users per month	**Q4 2020:** **LAUNCHED!** **in South Africa**	**Q1 2021** **UK, AU, PH** **MX, RU**	**Q1 2021** **Brazil + Other** **Territories**	**2021+** **Worldwide** **Growth**	**Revenue,** **Credibility,** **Rapid Data** **Growth**
shopify Access to 1,000,000+ users per month	**Q1 2021** **Architect** **solution**	**Q2 2021** **Soft Launch** **w/ Key Brands**	**Q3 2021** **USA** **Rollout**	**2022+** **Worldwide** **Rollout**	**Revenue,** **Rapid Data** **Growth**





Case Study
A Leading Online Retailer



We successfully increased the purchase conversion over 5x!

Data is from a 50% A/B split test rollout on production site. Starting conversion rate ~2.3%.

Who is in the market so far?

Competitor Analysis	Face++ 旷视 AI Open Platform	DeepTag	revieve	PERFECT	mime
Skin Tone Matching	■	■	■	■	■
Skin Feature Analysis	■	■	■	■	■
Ambient Light Normalization	■	■	■	■	■
Color Absorbtion Model	□	□	□	□	■
Product Recommendations	■	■	■	■	■
Product Bundling	□	□	■	■	■
Open to Developers	■	■	□	□	■
Onboarding < 1 Week	■	□	□	□	■
GDPR Compliant & CCPA Ready	■	□	□	■	■
Do Not Track Compliant	□	□	□	□	■

MIME has been created with Privacy by Design; unique, identifiable facial data is never sold. Any PII data requires explicit opt-in from the end user.

*Based off public data as of June 8, 2020

Who is building MIME?



Chris Merkle
Founder and CEO

- 2x Founder
- Award-winning product designer
- Led digital strategy for Fortune 100 brands
- 13 years tech industry experience



Rafael Toledo
Lead Data Scientist

- 8 years of leading data science research
- Computer vision expert
- Deep knowledge of complex neural networks



Anisha Matharu
Sales & Partnerships

- Won Georgia Institute of Technology's Technology Incubator
- Leads MIME's customer outreach
- Deep knowledge of skintones and product matches



Qiulin Chen
Lead Color Scientist

- Deep understanding of self-supervised learning
- Extensive research at Purdue University for color analysis
- SME in image synthesis

Notable Investors

Cult Beauty Ltd.
Leading European Beauty Retailer

Bettina Wonsag
Executive Chairman, Cult Beauty

Murray Salmon
Co-CEO & Board Director, Cult Beauty
Board Observer, MIME

Daniel Caplin
President, WhatCounts

Dizon Holdings
Co-Founder of Net-a-Porter

Current Advisors

Mark Acker
Co-Founder, Wet n Wild Cosmetics

Audrey Felli
Former SVP Global Sales, Peter Thomas
Roth Skincare

Honghong Peng
Image Scientist, Facebook

Daniel Caplin
President, WhatCounts

Stephen Feather
Mobile app and security expert

Powered by MIME

AVON South Africa
Homepage Placement Banner
and Top Navigation placement


AVON
Search product name or ID
WISHLIST
(1) Shopping Bag
PRODUCTS QUICK SHOP ONLINE BROCHURE OFFERS FOUNDATION FINDER DIGITAL BROCHURE HUB
SKINCARE MAKE-UP BATH & BODY HAIR FRAGRANCE ACCESSORIES DAVID TLALE GIFTING MORE
NEW SMART FOUNDATION FINDER
MEET YOUR MATCH
GET YOUR PERFECT SHADE WITH OUR SMART FOUNDATION FINDER
FIND YOUR SHADE

Oxygenetix
Homepage Large Call to
Action Buton


care and makeup
VIEW OUR COLLECTION
FIND MY SHADE
Unsure of your foundation shade? Use our Shade Finder to discover your perfect match!
Our skincare collection
Love your skin and love what you put on it

Powered by MIME


4:53
CULTBEAUTY
Posts
cultbeauty
Liked by dcaplin and others
cultbeauty Ready to meet your BEST (foundation) match? 💞 Allow us to introduce you to #MatchMe! Constantly striving to help you ace your base, our all-new foundation finder scans through some of our most-loved complexion brands (think: @narsissist, @itcosmeticsuki and @HUDABEAUTY) to determine which formula is best for you. The tool determines your shade with the latest AI innovations, machine learning and image science – then considers your coverage and finish preferences and points you towards your future foundation favourite! Click the link in our bio to try MatchMe now on your mobile ✨


4:52
EX1COSMETICS
Posts
ex1cosmetics
match
me
baby
Liked by allthat_glitterzzz and others
ex1cosmetics Stuck for Xmas pressies? 🎁 Who doesn't want the gift of perfect skin? ✨
Using our new AI shade finder you can match your buddies/gran/cat in just 60 seconds with a picture!
Well that's Xmas sorted! #nosocksplease
https://matchmebaby.ex1cosmetics.com
#nextgeneration #artificialintelligence #ai #shadefinder
#matchme #giftideas #giftingseason #wevegotyou


4:52
EREPEREZCOSMETICS
Posts
ereperezcosmetics
find
your
match
View Products
Liked by brunareiss and others
ereperezcosmetics find your match!
discover the right oat milk shade for you when you use our new shade finder. click "oat milk" highlight for more... more
View all 3 comments
2 days ago
ereperezcosmetics

Social Mentions

Brands proudly promote their new MIME shade finders on social

Powered by MIME

EX1 Cosmetics and Superdrug In-Store
QR Code - Scan to Match Campaign with MIME









OLIVE SKIN?
we see you.
perfect for golden yellow undertones or just for that superstar glow.
PLEASE DO NOT OPEN OR TEST THE DISPLAY PRODUCTS
No testers? No problem!
Get shade matched in 60 seconds! Scan me.
celebrities.
Tonics
Vegan & Cruelty Free
REVOLUTION
A vegan brand. No fragrance. No oil. No parabens. Non oxidising.
No Cruelty.
Skincare saviours

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

MIME Shade Finder Demo
https://www.youtube.com/watch?v=rTwz02mPUmQ&feature=emb_title

[No Audio]

[Woman on screen demos the MIME shade finder app]